SEC File Number: 0-19899

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)

          [X] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F
                 [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
                         For Period Ended: June 30, 1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A

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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


Part I - Registrant Information

     Full Name of Registrant:   U.S. Home & Garden Inc.
     Former name if applicable:

     Address of Principal
     Executive Office (Street and Number): 655 Montgomery Street
                                           San Francisco, CA 94111


Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Form 10-K for the fiscal year ended June 30, 1999 could not be filed within the prescribed time period due to unforeseen difficulties arising in connection with its preparation primarily relating to the events relating to the recent restructuring of the registrant.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Lynda Gustafson     (415) 616-8111
     (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?



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     [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             U.S. Home & Garden Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 28, 1999          /s/ Robert L. Kassel
                                   ------------------------------------
                                   Robert L. Kassel, President and
                                   Chief Executive Officer



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                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                             U.S. HOME & GARDEN INC.


                With respect to its Form 10-K for the fiscal year
                               ended June 30, 1999


     The registrant expects that its results of operations for the fiscal year ended June 30, 1999 ("Fiscal 1999") as reflected in its statements of income to be included in its Form 10-K for the fiscal year ended June 30, 1999 will reflect an increase in net sales to $89,346,000 compared to $67,149,000 for the fiscal year ended June 30, 1998 ("Fiscal 1998"). In addition, the registrant expects to report income from operations of $10,282,000 in Fiscal 1999 compared to $13,653,000 in Fiscal 1998. Operating expenses in Fiscal 1999 will include an estimated $1,964,000 of restructuring charges. There were no comparable restructuring charges in Fiscal 1998. Income before extraordinary expense is expected to be $2,049,000 for Fiscal 1999 compared to $6,976,000 for Fiscal 1998. The registrant recorded an extraordinary expense of $1,450,000 in Fiscal 1998 due to certain debt financing. There was no comparable expenses in Fiscal 1999. The registrant expects to report net income of $2,049,000 for Fiscal 1999 compared to net income of $5,526,000 for Fiscal 1998.



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